Mail Stop 7010

March 31, 2006

Via U.S. mail and facsimile

Ian J. McCarthy
President and Chief Executive Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA  30328

	RE:	Beazer Homes USA, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2005
Forms 10-Q for the Fiscal Quarter Ended December 31, 2005
		File No. 1-12822


Dear Mr. McCarthy:

      We have reviewed your response letter dated March 28, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. In of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2005

Notes to Financial Statements

(1) Summary of Significant Accounting Policies Presentation, page
39

1. We read your response to our prior comment from our letter dated
March 14, 2006. It is still unclear to us based on the information you have provided to us how you determined that each of your 31 homebuilding divisions have similar economic characteristics, thus making them eligible for aggregation based on the guidance in paragraph 17 of SFAS 131.
We reviewed the quantitative analysis you provided to us for each of the last five fiscal years, the most recent interim period, and the budgeting information for each of these operating segments. It would be helpful for us to understand the year over year comparisons for this information. Please modify your analysis to include such information. In doing so, please include in your response how you determined that the analytical information you provided on each of these operating segments supports the notion that their financial results trend together. Your analysis should include explanations for any apparent differences in economic characteristics for a given operating segment when compared to another operating segment for a period and why these differences would not be considered an indication of differences in economic characteristics. Please ensure you also include explanations for any difference in trends, including your basis for concluding that any trend was temporary. The explanations provided in your prior response appeared to be keyed towards explanations for changes in trends within an operating segment, rather than differences in trends in one operating segment compared to another operating segment. We recognize the guidance in
Interpretation 17-1 of SFAS 131, which indicates that temporary divergences in otherwise similar economic characteristics would not prevent a segment from being aggregated with another in a year when their trends differ slightly. However, it does not appear that this guidance is applicable to aggregate all of your operating segments to create one reportable segment.

Certain economic factors will likely affect each of your operating segments similarly, including, but not limited to interest rates, and the availability of mortgage financing. However, your response does not appear to address the significant impact the local economies have on each of your operating segments and how the economic characteristics in each of these local economies are not evidence which would support the conclusion that not all of your operating segments have similar economic characteristics. Please tell us how you determined that the explanations included in Appendix A, which describe certain fluctuations in your operating segments` gross margins are anomalies, rather than key characteristics, which support dissimilar economies, as it appears that these explanations largely are due to differences in local economies. Please also tell us how you determined that the ability to source, acquire, and develop land, design and build homes, the strength of the local economy, including management, and local weather conditions do not significantly impact the economic characteristics in each of your operating segments creating differences in trends both historically and in the future.
For example, it is difficult for us to understand how you could conclude the aforementioned local economic characteristics were similar historically or could be expected to be similar in the future for areas such as Las Vegas and Nashville.
2. We read your response to our prior comment from our letter dated
March 14, 2006. Your response states that you have 31 homebuilding divisions which meet the definition of an operating segment based on the criteria in paragraph 10 of SFAS 131. You have provided us with some analysis concerning the revenue, gross profit, and gross profit margins for each of these operating segments. However, without the underlying information, it is difficult for us to ascertain an appropriate and complete understanding of their comparative operations.

Please provide for us the financial information that is provided to the CODM (as a group) which shows the revenue, gross profit, and gross profit margins for each operating segment for each of the last
3 years, the most recent interim period, and any future period for which you have budgeting information for. In addition, please provide us with your internal organizational structure and any additional information you feel is necessary for us to understand your internal organizational structure.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      If you have any questions regarding this comment, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,


							Rufus Decker
							Accounting Branch Chief

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Ian J. McCarthy
Beazer Homes USA, Inc.
March 31, 2006
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE